Mail Stop 3561

March 10, 2008

David W. Trego
President and Chief Executive Officer
UGI Utilities, Inc.
100 Kachel Boulevard, Suite 400
Green Hills Corporate Center
Reading, PA 19607

> **Re:** **UGI Utilities, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 8, 2008**
> **File No. 1-1398**

Dear Mr. Trego:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15
Financial Condition and Liquidity, page 20

1. In the disclosure regarding indebtedness of UGI Utilities on page 20, please disclose briefly what constitutes the $702.0 million of outstanding indebtedness at September 30, 2007. In this regard, we note the disclosure that there was $190.0

million outstanding under UGI Utilities' credit agreement at September 30, 2007. In addition, we note the cross-reference to more detailed disclosure in Note 4 to UGI Utilities' financial statements; however, please include a brief description on page 20.

Contractual Cash Obligations and Commitments, page 23

2.   Please disclose the nature of other non-current liabilities reflected in your balance sheet and excluded from the table together with pertinent data for an understanding of the timing and amount of such obligations. Refer to Item 303(a)(5) of Regulation S-K.

Financial Statements
Notes to Consolidated Financial Statements, page F-10
Note 2 – Acquisition of PG Energy, page F-17

3.   It does not appear that you recognized intangible assets apart from goodwill in connection with the acquisition. Please tell us how you applied the recognition criteria in paragraph 39 of SFAS 141. Also describe the facts and circumstances that support your determination whether to recognize acquired marketing-related, customer-related and contract-based intangible assets apart from goodwill. Refer to Appendix A of SFAS 141.

Note 3 – Regulatory Assets and Liabilities and Regulatory Matters, page F-19

4.   Please disclose the remaining recovery periods of your regulatory assets. Please refer to paragraph 20 of SFAS 71.

Note 4 – Debt, page F-20

5.   It appears that you are restricted from paying dividends under the maximum debt to capital ratio covenant of the revolving credit agreement. Please disclose the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X, or otherwise advise. Also disclose whether you are in compliance with the covenant as of the end of the most recent period presented and the ramifications of non-compliance. In addition, please tell us how the consolidated debt to consolidated capital ratio is computed.

Note 13 – Related Party Transactions, page F-33

6.   Please disclose the methods used to allocate UGI corporate expenses incurred or paid on your behalf along with an assertion that the allocation methods used are reasonable. Please also disclose an estimate of what the expenses (other than

income taxes and interest) would have been on a stand alone basis as an unaffiliated entity. Refer to Question 2 of SAB Topic 1:B:1.

Schedule II – Valuation and Qualifying Accounts, page S-1

7.   Please separately present each material class of valuation and qualifying account included in the other reserves line item. Refer to Rule 12-09 of Regulation S-X.

Exhibits 31.1 and 31.2

8.   Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace "this annual report" with "this report" in paragraph 2, replace "during the registrant's fourth fiscal quarter" with "during the registrant's most recent quarter (the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and include the parenthetical language "(or persons performing the equivalent functions)" at the end of paragraph 5. Please also revise certifications filed as exhibits to reports on Form 10-Q to the extent applicable.

Form 8-K filed November 14, 2007

9.   We note your presentation of adjusted diluted earnings per share and the reconciliation of the differences between the non-GAAP financial measure and the directly comparable financial measure calculated and presented in accordance with GAAP in the press release furnished as Exhibit 99. In future reports on Form 8-K, please clearly identify non-GAAP financial measures presented as such and also provide the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. Refer to the instructions of Item 2.02 of Form 8-K.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

10.   Please address the comments above in your Forms 10-Q as applicable.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director